Pono Capital Corp

643 Ilalo Street

Honolulu, Hawaii 96813

BY EDGAR AND FEDERAL EXPRESS

June 16, 2021

Mr. Todd Schiffman

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pono Capital Corp
Draft Registration Statement on Form S-1
Submitted April 21, 2021
CIK No. 0001855631

Dear Mr. Schiffman:

By letter dated May 20, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Pono Capital Corp (the “Company”) with comments to its Draft Registration Statement to the Company’s Registration Statement on Form S-1 filed on April 23, 2021. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s May 20, 2021, comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR its Form S-1 setting forth reflecting changes made in response to the Staff’s comments. A copy of the amended Registration Statement, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the Registration Statement reflects some corrections or clarifications to selected passages of the Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted April 21, 2021

Our Company, page 1

1. Please provide us with the basis for each of your statements in the second paragraph of this section about the Japanese market.

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COMPANY RESPONSE:

We amended the “Our Company” portion of the S-1 to include footnotes to the sources on which we rely for the statements in the second paragraph of that section about the Japanese market.

Summary, page 1

2. Please revise your Summary section to clarify that the low price that your sponsor paid for the founder shares creates an incentive whereby your sponsor could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. We note the second full risk factor on page 61.

COMPANY RESPONSE:

In response to SEC’s comment, we inserted the language requested in the Summary section.

Our Investment Philosophy, page 6

3. In light of your disclosure that you intend to target companies in Asia, and in particular Japan, please clarify whether the statistics in the bullet points are for the Japanese market.

COMPANY RESPONSE:

We amended the “Our Investment Philosophy” section to include footnotes and to make minor amendments to the text in response to SEC’s comment.

Capitalization, page 71

4. We note inconsistent language throughout the prospectus as to the accounting treatment of the warrants. In Footnote 1 to the table you state, “we will classify each of the warrants as a liability at its fair value...” Under Accounting Treatment on page 14 you state, “the public warrants and the placement warrants may be treated as a derivative liability...” On page 53 you state, “we expect to account for these as a warrant liability.” For example purposes only, please also see disclosure on pages 63 and 128. Please revise to ensure that such disclosure is consistent throughout the prospectus.

COMPANY RESPONSE:

We amended all inconsistent language throughout the prospectus as to the accounting treatment of the warrants to clarify that we expect to classify each of the warrants as a liability at its fair value. Further, we amended the Capitalization table and Dilution table to complete several placeholders in the initial DRS filing.

General

5. We note your disclosure on page ii that you cannot assure the accuracy or completeness of information contained in the prospectus. This statement appears to disclaim the issuer’s responsibility for information in the registration statement. Please revise the disclosure to remove this disclaimer.

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COMPANY RESPONSE:

We amended the disclosure on page ii to address the SEC’s comment fully.

Thank you very much for your time and attention to the foregoing. Please direct questions regarding this response letter to the undersigned at 808-387-9000.

Very truly yours,

PONO CAPITAL CORP

/s/ Dustin Shindo
Dustin Shindo
Chief Executive Officer

cc:	Lory Empie (SEC)
Michael Henderson (SEC)
Sandra Hunter Berkheimer (SEC)
Debbie A. Klis, Esq. – Rimon P.C.

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